Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS THIRD QUARTER 2025 FINANCIAL RESULTS

THIRD QUARTER RESULTS AHEAD OF EXPECTATIONS ACROSS ALL KEY METRICS

FULL YEAR 2025 GUIDANCE RAISED ON STRONG YEAR-TO-DATE PERFORMANCE

London, United Kingdom, November 12, 2025. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the third quarter ended September 30, 2025.

CONSOLIDATED HIGHLIGHTS – THIRD QUARTER 2025

The table below sets forth the select financial results for the three months ended September 30, 2025 and 2024:

	Three months ended
	September 30,	September 30,
	2025	2024	Change(b)
	$’million	$’million	%

Revenue	455.1	420.3	8.3
Adjusted EBITDA(a)	261.5	246.0	6.3
Income/(loss) for the period	147.4	(205.7)	171.7
Cash from operations	259.6	182.4	42.3
ALFCF(a)	157.8	87.1	81.2

(a)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(b)	In December 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited. IHS Kuwait Limited contributed $12.8 million and $8.1 million to revenue and Adjusted EBITDA, respectively, in the third quarter of 2024.

Financial Highlights

●	Revenue increased 8.3% year-on-year to $455.1 million, despite a 3.0% inorganic revenue headwind from the disposal of the Company’s Kuwait operations in December 2024
●	Organic revenue growth of 6.6% reflects Constant Currency(c) growth of 8.7% and the benefit of foreign exchange (“FX”) resets, partially offset by a reduction in revenues related to power indexation. Constant currency growth was driven by increased revenue from Colocation, Lease Amendments, New Sites, fiber and escalators. This strong growth was supplemented by a 4.7% benefit from favorable movements of FX rates used to translate the results of our operations, including the Nigerian Naira (“NGN” or “Naira”) versus the U.S. dollar (“USD”)
●	Adjusted EBITDA increased 6.3% year-on-year to $261.5 million, despite a 3.3% headwind from the Kuwait disposal. Adjusted EBITDA Margin of 57.5% was in line with the second quarter of 2025. Income for the current period was $147.4 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) of $157.8 million, a 81.2% increase, driven by actions taken to improve free cash flow generation and supplemented by a re-phasing of interest payments between quarters following November 2024 bond refinancing. Cash from operations increased 42.3% to $259.6 million
●	Capital expenditure (“Total Capex”) of $77.3 million, increased 16.3% year-on-year, reflecting the phasing of maintenance and augmentation capital expenditure
●	Consolidated net leverage ratio(d) of 3.3x, down 0.6x year-on-year, within the target of 3.0x-4.0x
●	Full year 2025 guidance raised, reflecting strong year-to-date performance and favorable FX movements

Strategic and Operational Highlights

●	Signed a new site agreement with TIM S.A. in October 2025, which further extends the two companies’ partnership in Brazil and aims to build up to 3,000 sites, with an initial minimum deployment of 500 sites
●	Completed the disposal of 100% of IHS Rwanda to Paradigm Tower Ventures in October 2025, at an enterprise value(e) of $274.5 million, as part of the strategic initiatives targeted at shareholder value creation
●	Continued reduction in volatility of the Naira with 3.7% appreciation versus the USD during the quarter. USD availability remains in line with business requirements
●	Continued year-on-year organic growth in Towers (39,025), with Tenants of 57,691 at the end of the third quarter and a Colocation Rate of 1.48x. Lease Amendments increased during the period to 42,221

Exhibit 99.1

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We delivered another strong quarter with solid revenue growth, profitability and free cash flow generation, building on the momentum we saw in the first half of the year. These positive results reflect disciplined execution, continued commercial progress and the strength of our operations across our key markets. Our year-to-date achievements, combined with a supportive macro environment, gives us the confidence to again raise guidance for full year 2025 across all key metrics.”

As we look forward, we remain excited by the substantial opportunities for growth across our markets. Our recently announced expanded partnership with TIM in Brazil to develop up to 3,000 new sites is directly aligned with our excitement around the rollout of 5G within our footprint and reinforces our confidence in our positioning to capture the rising demand for digital infrastructure. This confidence is further supported by the positive conditions in our largest market, Nigeria, driven by sustained Naira positivity and an improving telecoms environment for our customers following carrier tariff increases.”

During the third quarter, we continued to advance our deleveraging efforts, reducing our consolidated net leverage ratio to 3.3x – down 0.6x year-on-year and well within our 3.0x-4.0x target range. This improvement has been further supported by the proceeds received from the Rwanda disposal shortly after quarter end. As we move towards the end of 2025 and near the lower end our leverage target, we will continue to prioritize leverage reduction, but may subsequently consider allocating excess capital to other uses, including introducing a dividend policy and / or share buybacks. With a solid foundation and supportive market dynamics, we remain confident in creating long‑term value.”

(c)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.
(d)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.
(e)	Enterprise value is defined as anticipated consideration to be received on a borrowings and cash free basis.

Exhibit 99.1

Full Year 2025 Outlook Guidance

The following full year 2025 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of November 12, 2025. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following:

●	Increased revenue, Adjusted EBITDA(a) and ALFCF(a) driven by strong year-to-date performance and favorable foreign currency exchange rate movements
●	Organic revenue year-on-year growth of approximately 10% (at the mid-point of the revenue guidance range) driven by strong year-to-date Constant Currency growth and now reflects a modestly lower contribution from FX resets (given the revised currency assumptions below) and power indexation (given lower diesel prices), both recognized within organic revenue
●	Guidance inclusive of the contribution from the Company’s Rwanda operations up until the completion of its disposal on October 9, 2025
●	Average foreign currency exchange rates to 1.00 U.S. dollar for January 1, 2025, through December 31, 2025, for key currencies: (a) 1,535 Nigerian Naira; (b) 5.65 Brazilian Real (c) 0.88 Euros (d) 18.05 South African Rand
●	Approximately 600 build-to-suit sites, of which approximately 400 sites in Brazil
●	Consolidated net leverage ratio(a) target of 3.0x-4.0x

Metric	Previous Range	New Range
Revenue	$1,700M - $1,730M	$1,720M - $1,750M
Adjusted EBITDA(a)	$985M - $1,005M	$995M - $1,015M
Adjusted Levered Free Cash Flow(a)	$390M - $410M	$400M - $420M
Total Capex	$240M - $270M	$240M - $270M

(a)	Adjusted EBITDA, ALFCF and consolidated net leverage ratio are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA (and similarly for consolidated net leverage ratio which is calculated based on Adjusted EBITDA) and ALFCF to income/(loss) and cash from operations, respectively, presented above on a forward-looking basis without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, insurance claims and gain on disposal of subsidiary, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

Exhibit 99.1

RESULTS OF OPERATIONS

Impact of Naira foreign exchange movements

In 2025, the Naira exchange rate to the U.S. dollar has been relatively stable compared to 2023 and 2024. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement (a)	3- Month Average Rate	Average Rate Movement (a)
	₦:$	$:₦	₦:$	$:₦
June 30, 2023	752.7	—	508.0	—
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Compared to the same period in 2024, the Naira rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the third quarter of 2025 by $13.5 million and $8.3 million, respectively. The foreign exchange resets in some of our contracts partially offset these impacts. The appreciation of the Naira in the third quarter of 2025 resulted in unrealized foreign exchange gains of $73.9 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance income and finance costs respectively, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Results for the three months ended September 30, 2025 versus 2024

Revenue

Revenue for the three month period ended September 30, 2025 (“third quarter”) was $455.1 million, an increase of 8.3% year-on-year, despite a 3.0% inorganic revenue headwind from the disposal of the Company’s Kuwait operations in December 2024. Organic revenue(a) increased by $27.6 million (6.6%) as a result of continued growth in revenues from Tenants, Lease Amendments and New Sites, in addition to the benefit of foreign exchange resets and escalations, and a reduction in revenues related to power indexation. This growth was partially offset by the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Inorganic revenue(a) decreased by $12.8 million, due to the disposal of operations in Kuwait in December 2024. The increase in organic revenue was supplemented by the non-core(a) impact of favorable movements in foreign exchange rates used to translate the results of foreign operations of $19.9 million, or 4.7%, of which $13.5 million was due to the appreciation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the third quarter, there was a year-on-year net decrease in Towers of 1,625 (or a year-on-year net increase of 53 Towers when excluding the impact of the Kuwait disposal), resulting in total Towers of 39,025 at the end of the period. The decrease primarily resulted from the divestiture of 1,678 Towers in Kuwait in December 2024. The addition of 756 New Sites year-on-year, was partially offset by 691 Churned and 12 decommissioned sites. Tenants declined 2,624 year-on-year including the divestiture of 1,700 from Kuwait, and a reduction of 3,529 from Churn. The Churn was inclusive of 2,576 tenants in the third quarter of 2025, reflecting an updated agreement with our smallest Key Customer in Nigeria, 9mobile. It has been agreed that 9mobile will vacate our sites starting in the third quarter of 2025 in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. This is expected to result in limited financial impact over the coming years. As a result, total Tenants were 57,691 at the end of the third quarter, with a Colocation Rate of 1.48x, in line with the third quarter of 2024. Excluding the impact of these two items, we added 1,652 net new tenants year-on-year. Year-on-year, we added 2,832 Lease Amendments, driven by continued incremental demand for ancillary services, resulting in total Lease Amendments of 42,221 at the end of the third quarter.

(a)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information.

Exhibit 99.1

Adjusted EBITDA

Adjusted EBITDA for the third quarter was $261.5 million, resulting in an Adjusted EBITDA Margin of 57.5%. Adjusted EBITDA increased 6.3% year-on-year in the third quarter reflecting the increase in revenue described above. Cost of sales increased $22.2 million year-on-year, primarily driven by increases in regulatory fees of $9.0 million versus the prior period, reflecting a non-recurring regulatory fee cost accrual release recognized in the third quarter of 2024 within the SSA segment, compared to a normalized cost level in the third quarter of 2025. Additionally, increases in power generation costs ($6.7 million), tower repairs and maintenance costs ($3.2 million) and staff costs ($2.3 million), which together more than offset a decrease in site rental costs ($1.6 million). The $2.9 million reduction in administrative expenses included within Adjusted EBITDA was primarily driven by cost saving initiatives which more than offset an expense of $3.1 million reflecting an adjustment associated with the updated agreement with our smallest Key Customer in Nigeria, discussed above.

Income for the period

Income for the period in the third quarter of 2025 was $147.4 million, compared to a loss of $205.7 million for the third quarter of 2024. This was primarily driven by a $353.6 million favorable movement in net finance income/(costs). This resulted from the impact of changes in the Naira exchange rate in the respective quarters on U.S. dollar-denominated intercompany loans advanced to our Nigerian operations. In the third quarter of 2025, the Naira continued to stabilize, with an average exchange rate of ₦1,523 to the U.S dollar. Administrative expenses also decreased by $34.5 million, although this was offset by an increase in cost of sales, as discussed above.

Cash from operations

Cash from operations for the third quarter of 2025 was $259.6 million, compared to $182.4 million for the third quarter of 2024. The increase primarily reflected a $57.8 million improvement in working capital in addition to an increase in operating income of $19.4 million.

ALFCF

ALFCF for the third quarter of 2025 was $157.8 million, compared to $87.1 million for the third quarter of 2024. The increase in ALFCF was primarily due to a decrease of $57.8 million in net interest paid driven by a re-phasing of interest payments between quarters following the November 2024 bond refinancing and a decrease in withholding tax paid of $5.3 million. This was partially offset by an increase in maintenance capex of $14.9 million.

Exhibit 99.1

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments, for the three month periods ended September 30, 2025 and 2024:

	Revenue			Adjusted EBITDA
	Three months ended September 30,			Three months ended September 30,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	268.0	242.3	10.6	169.6	158.9	6.7
SSA	135.9	120.1	13.2	80.0	81.0	(1.3)
Latam	51.2	45.1	13.3	41.2	33.8	21.8
MENA	—	12.8	(100.0)	—	8.1	(100.0)
	455.1	420.3		290.8	281.8
Unallocated corporate expenses(a)	—	—	—	(29.3)	(35.8)	18.2
Total	455.1	420.3	8.3	261.5	246.0	6.3
(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Third quarter revenue increased 10.6% year-on-year to $268.0 million, driven by organic growth during the period and supplemented by favorable movements in the Naira versus the U.S. dollar. Organic revenue increased by $12.2 million, an increase of 5.0% year-on-year, driven primarily by foreign exchange resets and escalations, which more than offset a reduction in revenues linked to diesel prices. Continued growth in revenue from Colocation, Lease Amendments and New Sites was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. The increase in organic revenue was supplemented by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,523 to $1.00 in the third quarter of 2025 compared to an average rate of ₦1,601 to $1.00 in the third quarter of 2024. This led to a non-core increase of $13.5 million, or 5.6% year-on-year.

Tenants decreased by 2,534 year-on-year, with growth of 783 from Colocation and 98 from New Sites, more than offset by 3,415 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 reflecting an updated agreement with our smallest Key Customer, 9mobile. It has been agreed that 9mobile will vacate our sites starting in the third quarter of 2025 in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. This is expected to result in limited financial impact over the coming years. Lease Amendments increased by 1,904 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the third quarter increased 6.7% year-on-year to $169.6 million, resulting in an Adjusted EBITDA Margin of 63.3%. The year-on-year increase in segment Adjusted EBITDA for the third quarter primarily reflects the increase in revenue described above, partly offset by an increase in cost of sales and administrative expenses included within segment Adjusted EBITDA. During the third quarter the increase in costs was primarily driven by a year-on-year increase within other expenses of $3.1 million reflecting an adjustment associated with the updated agreement with our smallest Key Customer, discussed above, as well as increases in the cost of diesel and electricity ($2.7 million) and tower repairs and maintenance costs ($2.4 million), with increases enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

SSA

Third quarter revenue increased 13.2% year-on-year to $135.9 million, primarily driven by movements in organic revenue, which increased by $10.4 million, or 8.6%, led by growth in new Tenants, Colocations and New Sites and escalations, partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $5.5 million, or 4.5%.

Exhibit 99.1

Tenants increased by 646 year-on-year, including 649 from Colocation and 114 from New Sites, partially offset by a decrease of 117 from Churn, while Lease Amendments increased by 240.

Segment Adjusted EBITDA for the third quarter declined 1.3% year-on-year to $80.0 million, resulting in an Adjusted EBITDA Margin of 58.8%. The year-on-year decrease in segment Adjusted EBITDA for the third quarter primarily reflected a $16.9 million increase in costs included within Adjusted EBITDA, which more than offset the increase in revenue. The increase in costs was primarily driven by increases in regulatory fees of $9.5 million, largely relating to a non-recurring regulatory fee cost accrual release relating to a review of current and historic license obligations recognized in the third quarter of 2024, compared to a normalized cost level in the third quarter of 2025, in addition to increases in power generation costs ($3.7 million) and tower repairs and maintenance costs ($0.6 million).

Latam

Third quarter revenue increased 13.3% year-on-year to $51.2 million and was primarily driven by organic growth of 11.2% in the quarter, or $5.1 million, driven by continued growth in Tenants, Lease Amendments, New Sites, fiber and CPI escalations. This was supplemented by the non-core impact of favorable movements in foreign exchange rates of $1.0 million, or 2.1%.

Tenants increased by 961 year-on-year, including 506 from New Sites and 455 from Colocation, while Lease Amendments increased by 960.

Third quarter segment Adjusted EBITDA increased 21.8% to $41.2 million for a segment Adjusted EBITDA Margin of 80.5%, primarily driven by the increase in revenue during the period, as well as a reduction in costs included within Adjusted EBITDA. The reduction in costs was driven by a decrease in staff costs ($1.2 million) and other costs ($2.0 million), partially offset by increases in tower repairs and maintenance costs ($0.9 million) and power generation costs ($0.9 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, which contributed $12.8 million and $8.1 million of revenue and segment Adjusted EBITDA, respectively, in the third quarter of 2024. The revenue from the third quarter of 2024 is included within inorganic revenue.

As of the end of the third quarter of 2024, the MENA segment had 1,675 Towers, 1,697 Tenants and 272 Lease Amendments. Following completion of the Kuwait Disposal in December 2024, these Towers, Tenants and Lease Amendments were deconsolidated as of December 31, 2024.

Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business

CAPITAL EXPENDITURE

Set out below is the capital expenditure for each of our reporting segments for the three month periods ended September 30, 2025 and 2024:

	Three months ended
	September 30,	September 30,
	2025	2024	Change
	$’million	$’million	%

Nigeria	40.8	21.4	92.0
SSA	13.8	11.3	21.6
Latam	22.7	31.8	(28.7)
MENA	—	0.8	(100.0)
Other	—	1.2	(100.0)
Total Capex	77.3	66.5	16.3

During the third quarter of 2025, capital expenditure (“Total Capex”) was $77.3 million, compared to $66.5 million for the third quarter of 2024. The increase was primarily driven by higher capital expenditure in our Nigeria segment, reflecting the timing of maintenance capital expenditure and augmentation capital expenditure, in addition to movements in foreign exchange rates. This increase was partially offset by lower capital expenditure in our Latam segment including lower fiber capital expenditure.

Exhibit 99.1

Nigeria

The 92.0% year-on-year increase for the third quarter was primarily driven by increases related to maintenance capital expenditure ($12.3 million) augmentation capital expenditure ($7.4 million) and other capital expenditure ($2.0 million), partially offset by a decrease in fiber capital expenditure ($2.8 million).

SSA

The 21.6% year-on-year increase for the third quarter was primarily driven by increases in augmentation capital expenditure ($2.8 million) and maintenance capital expenditure ($0.6 million), partially offset by a decrease in other capital expenditure ($1.1 million).

Latam

The 28.7% year-on-year decrease for the third quarter was primarily driven by decreases related to New Sites ($5.5 million), the fiber business ($4.8 million), and other capital expenditure ($0.9 million), partially offset by an increase related to maintenance capital expenditure ($2.0 million).

FINANCING ACTIVITIES FOR THE PERIOD JULY 1, 2025 TO SEPTEMBER 30, 2025

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2025.

IHS Cameroon Overdraft

In September 2025, IHS Cameroon entered into an XAF 10 billion (approximately $17.9 million) overdraft loan agreement with Ecobank Cameroun as lender (the “Ecobank Overdraft”). The Ecobank Overdraft has an interest rate of 5.5% per annum plus VAT and its purpose is to enable IHS Cameroon to finance working capital needs. The Ecobank Overdraft expires in August 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time. It is governed by Cameroon law.

As of November 7, 2025, XAF 669.6 million (approximately $1.2 million) has been drawn down under this overdraft.

ACTIVITIES AFTER THE REPORTING PERIOD ENDED SEPTEMBER 30, 2025

TIM S.A. Site Agreement

On October 8, 2025, the Group announced that it had signed a new site agreement with TIM S.A. The partnership aims to build up to 3,000 sites, with an initial minimum deployment of 500 sites. The sites are expected to be distributed across multiple regions of Brazil.

Sale of Rwanda operations

On October 9, 2025, the Group completed the sale of 100% of IHS Rwanda including its approximately 1,467 sites to Paradigm Tower Ventures.  Refer to note 20 in our unaudited condensed consolidated interim financial statements for further details including the assets and liabilities held for sale as of September 30, 2025.

Oi S.A. (Oi) bankruptcy

On November 10, 2025, following the decision on September 30, 2025 to commence insolvency proceedings, the court decided to convert Oi’s restructuring process into a bankruptcy. The Group had already ceased recognising revenues for Oi and considered the recoverability of the Oi related assets in the Group’s consolidated statement of financial position in light of the ongoing judicial proceedings at September 30, 2025, making adjustments to those assets as appropriate. As such, any future impact of Oi’s bankruptcy on the Group’s consolidated financial statements is expected to be immaterial.

Exhibit 99.1

Conference Call

IHS Towers will host a conference call on November 12, 2025, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 233 4753 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call ID is 189397.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to the 3Q25 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors.

Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2025 (including our ability to enhance profitability and cash flow generation) industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of disposals, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, our participation in upcoming presentations and events, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;

Exhibit 99.1

●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Exhibit 99.1

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Revenue	455.1	420.3	1,328.0	1,273.4
Cost of sales	(239.0)	(201.7)	(663.7)	(662.7)
Administrative expenses	(58.3)	(92.8)	(199.1)	(345.5)
Other income	2.1	—	4.1	1.7
Operating income	159.9	125.8	469.3	266.9
Finance income	130.2	25.7	186.3	49.7
Finance costs	(101.7)	(350.8)	(330.3)	(2,163.2)
Income/(loss) before income tax	188.4	(199.3)	325.3	(1,846.6)
Income tax expense	(41.0)	(6.4)	(114.9)	(40.7)
Income/(loss) for the period	147.4	(205.7)	210.4	(1,887.3)

Attributable to:
Owners of the Company	151.0	(204.1)	219.5	(1,878.6)
Non‑controlling interests	(3.6)	(1.6)	(9.1)	(8.7)
Income/(loss) for the period	147.4	(205.7)	210.4	(1,887.3)

Income/(loss) per share ($) - basic	0.45	(0.61)	0.66	(5.64)
Income/(loss) per share ($) - diluted	0.44	(0.61)	0.64	(5.64)

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations	(16.9)	227.5	122.1	1,264.0
Other comprehensive (loss)/income for the period, net of taxes	(16.9)	227.5	122.1	1,264.0

Total comprehensive income/(loss) for the period	130.5	21.8	332.5	(623.3)

Attributable to:
Owners of the Company	129.0	18.0	317.4	(592.3)
Non‑controlling interests	1.5	3.8	15.1	(31.0)
Total comprehensive income/(loss) for the period	130.5	21.8	332.5	(623.3)

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2025, AND DECEMBER 31, 2024

	September 30,	December 31,
	2025	2024(a)
	$’million	$’million
Non‑current assets
Property, plant and equipment	1,468.0	1,322.2
Right-of-use assets	693.8	699.1
Goodwill	441.3	403.2
Other intangible assets	707.7	674.0
Deferred income tax assets	98.4	73.3
Derivative financial instrument assets	64.2	29.4
Trade and other receivables	140.7	121.0
	3,614.1	3,322.2
Current assets
Inventories	40.8	30.6
Income tax receivable	3.1	2.3
Trade and other receivables	272.7	313.4
Cash and cash equivalents(b)	647.6	578.0
Assets held for sale	105.0	—
	1,069.2	924.3

TOTAL ASSETS	4,683.3	4,246.5

Non‑current liabilities
Trade and other payables	120.3	50.6
Borrowings	3,137.6	3,219.2
Lease liabilities	525.4	470.5
Provisions for other liabilities and charges	97.2	83.8
Deferred income tax liabilities	97.6	88.6
	3,978.1	3,912.7
Current liabilities
Trade and other payables	335.3	377.1
Provisions for other liabilities and charges	0.2	0.2
Derivative financial instrument liabilities	—	10.2
Income tax payable	63.5	49.9
Borrowings	133.1	128.7
Lease liabilities	99.3	82.1
Liabilities held for sale	35.7	—
	667.1	648.2

TOTAL LIABILITIES	4,645.2	4,560.9

Stated capital	5,419.7	5,403.1
Accumulated losses	(6,724.5)	(6,944.0)
Other reserves	1,169.0	1,067.7
Equity attributable to owners of the Company	(135.8)	(473.2)
Non‑controlling interests	173.9	158.8
TOTAL EQUITY	38.1	(314.4)

TOTAL LIABILITIES AND EQUITY	4,683.3	4,246.5
(a)	Revised for corrections to Property, plant and equipment and Trade and other payables. Refer to note 21 in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 (filed on form 6-K with the Securities and Exchange Commission on November 12, 2025) for further information.
(b)	Excludes $3.9 million cash classified within assets held for sale as of September 30, 2025.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'million	$'million	$'million	$'million	$'million	$'million

At January 1, 2024(a)	5,394.8	(5,312.0)	8.4	91.2	237.5	328.7
Exercise of share options	4.8	—	(4.8)	—	—	—
Share‑based payment expense	—	—	9.9	9.9	—	9.9
Total transactions with owners	4.8	—	5.1	9.9	—	9.9

Loss for the period	—	(1,878.6)	—	(1,878.6)	(8.7)	(1,887.3)
Other comprehensive income/(loss)	—	—	1,286.3	1,286.3	(22.3)	1,264.0
Total comprehensive income/(loss)	—	(1,878.6)	1,286.3	(592.3)	(31.0)	(623.3)

At September 30, 2024(a)	5,399.6	(7,190.6)	1,299.8	(491.2)	206.5	(284.7)

At January 1, 2025(a)	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share‑based payment expense	—	—	20.0	20.0	—	20.0
Total transactions with owners	16.6	—	3.4	20.0	—	20.0

Income/(loss) for the period	—	219.5	—	219.5	(9.1)	210.4
Other comprehensive income	—	—	97.9	97.9	24.2	122.1
Total comprehensive income	—	219.5	97.9	317.4	15.1	332.5

At September 30, 2025	5,419.7	(6,724.5)	1,169.0	(135.8)	173.9	38.1
(a)	Revised for a correction to Property, plant and equipment. Refer to note 21 in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 (filed on form 6-K with the Securities and Exchange Commission on November 12, 2025) for further information.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million
Cash flows from operating activities
Cash from operations	259.6	182.4	730.7	427.0
Income taxes paid	(7.7)	(6.6)	(38.7)	(35.1)
Payment for rent	(0.6)	(1.3)	(2.3)	(6.9)
Payment for tower and tower equipment decommissioning	—	—	(0.4)	—
Net cash from operating activities	251.3	174.5	689.3	385.0

Cash flow from investing activities
Purchase of property, plant and equipment	(62.1)	(52.2)	(149.2)	(173.7)
Payment in advance for property, plant and equipment	(10.4)	(9.7)	(26.1)	(15.6)
Purchase of software and licenses	—	(0.6)	(0.1)	(3.3)
Proceeds from sale of subsidiaries, net of cash disposed	—	—	—	4.1
Net (costs)/proceeds relating to disposal of property, plant and equipment	(1.9)	13.0	(0.1)	15.0
Insurance claims received	0.1	—	0.4	0.1
Interest received	11.2	5.0	31.8	12.9
Deposit of short-term deposits	(0.5)	(4.0)	(16.3)	(40.7)
Repayment of short-term deposits	20.3	4.0	29.8	208.7
Net cash (used in)/from investing activities	(43.3)	(44.5)	(129.8)	7.5

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)	—	(0.2)	195.9	611.4
Repayment of borrowings	(19.9)	(59.2)	(368.8)	(465.8)
Fees on borrowings and derivative instruments	(5.6)	(2.0)	(17.8)	(9.3)
Interest paid	(34.6)	(87.0)	(206.4)	(249.5)
Payment for the principal portion of lease liabilities	(11.3)	(11.9)	(34.8)	(44.5)
Interest paid for lease liabilities	(17.5)	(15.8)	(47.0)	(46.5)
Interest paid on derivative instruments	(0.8)	—	(10.1)	(3.5)
Settlement of derivative instruments	(3.3)	(2.6)	(3.3)	(22.6)
Net cash used in financing activities	(93.0)	(178.7)	(492.3)	(230.3)

Net increase/(decrease) in cash and cash equivalents	115.0	(48.7)	67.2	162.2
Cash and cash equivalents at beginning of period	533.1	445.7	578.0	293.8
Exchange differences	3.4	0.5	6.3	(58.5)
Cash and cash equivalents at end of period(a)	651.5	397.5	651.5	397.5

(a)	Includes $3.9 million classified within assets held for sale as of September 30, 2025.

Exhibit 99.1

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

Exhibit 99.1

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS Accounting Standards measure, which are income/(loss) and income/(loss) margins, respectively, for the periods presented:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
	$'million	$'million	$'million	$'million

Income/(loss) for the period	147.4	(205.7)	210.4	(1,887.3)
Revenue	455.1	420.3	1,328.0	1,273.4
Income/(loss) margin for the period(a)	32.4%	(48.9)%	15.8%	(148.2)%
Adjustments:
Income tax expense	41.0	6.4	114.9	40.7
Finance costs(b)	101.7	350.8	330.3	2,163.2
Finance income(b)	(130.2)	(25.7)	(186.3)	(49.7)
Depreciation and amortization	105.0	91.3	283.4	266.1
Net (reversal of impairment)/impairment of withholding tax receivables(c)	(24.9)	21.9	(37.8)	32.8
Impairment of goodwill	—	—	—	87.9
Business combination transaction costs	0.1	0.6	1.3	1.0
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(d)	1.8	4.1	5.4	13.0
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	0.6	(1.3)	(0.4)	(3.6)
Share-based payment expense(e)	6.0	1.8	20.0	9.9
Insurance claims(f)	(0.1)	—	(0.4)	(0.1)
Other costs(g)	13.1	1.8	21.7	8.1
Adjusted EBITDA	261.5	246.0	762.5	682.0
Revenue	455.1	420.3	1,328.0	1,273.4
Adjusted EBITDA Margin	57.5%	58.5%	57.4%	53.6%
(a)	Income/(loss) margin is defined as income/(loss) divided by revenue.
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs for the three and nine months ended September 30, 2025, included one-off expenses related to strategic initiatives and operating systems of $0.8 million and $5.1 million respectively (three and nine months ended September 30, 2024: $0.7 million and $5.2 million respectively), costs related to internal reorganization of $1.8 million and $3.5 million respectively (three and nine months ended September 30, 2024: $0.9 million and $2.7 million respectively) and one-off professional fees related to financing of nil and $0.4 million respectively (three and nine months ended September 30, 2024: $0.1 million and $0.2 million respectively) and $8.6 million loss allowance in the Latam segment for three and nine months ended September 30, 2025 following our customer Oi Brazil’s insolvency proceedings.

Exhibit 99.1

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Exhibit 99.1

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three and nine months ended September 30, 2025, and 2024:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
	$'million	$'million	$'million	$'million

Cash from operations	259.6	182.4	730.7	427.0
Net movement in working capital	1.1	58.9	24.7	250.8
Income taxes paid	(7.7)	(6.6)	(38.7)	(35.1)
Withholding tax(a)	(14.9)	(20.2)	(44.2)	(64.3)
Lease and rent payments made	(29.3)	(29.1)	(84.1)	(97.9)
Net interest paid(b)	(24.2)	(82.0)	(184.7)	(240.2)
Business combination transaction costs	1.3	0.2	3.7	1.9
Other costs(c)	5.5	2.3	16.8	3.8
Maintenance capital expenditure(d)	(33.6)	(18.7)	(62.3)	(48.5)
Corporate capital expenditure(e)	-	(0.1)	(0.1)	(0.4)
ALFCF	157.8	87.1	361.8	197.1

Non-controlling interest	(3.0)	(6.6)	(4.6)	(10.3)
ALFCF excluding non-controlling interest	154.8	80.5	357.2	186.8
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and nine months ended September 30, 2025, primarily related to one-off costs.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Exhibit 99.1

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(a). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of September 30, 2025, June 30, 2025, March 31, 2025, December 31, 2024 and September 30, 2024, including a reconciliation of consolidated net leverage to the most directly comparable IFRS measure, which is borrowings:

	September 30,	June 30,	March 31,	December 31,	September 30,
	2025	2025	2025	2024	2024
	$'million	$'million	$'million	$'million	$'million

Borrowings	3,270.7	3,239.6	3,382.6	3,347.9	3,531.8
Lease liabilities	643.4	614.3	574.8	552.6	607.2
Less: Cash and cash equivalents	(651.5)	(533.1)	(629.0)	(578.0)	(397.5)
Consolidated net leverage	3,262.6	3,320.8	3,328.4	3,322.5	3,741.5

LTM Adjusted EBITDA	1,008.9	993.4	995.8	928.4	956.2
Exclude: amounts related to disposals	(7.4)	(15.5)	(21.7)	(28.1)	-
	1,001.5	977.9	974.1	900.3	956.2

Consolidated net leverage ratio	3.3x	3.4x	3.4x	3.7x	3.9x

(a)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented. In addition, from the first quarter of 2025, the Group has changed its rounding presentation from thousands to millions, except as otherwise indicated including in the case of per share data, and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information.